

November 21, 2014

VIA E-Mail
Ms. Amy Lau
Interim Chief Financial Officer
Prime Acquisition Corporation
No. 322, Zhongshan East Road
Shijiazhuang, Hebei Province, 050011
People's Republic of China

> **Re: Prime Acquisition Corporation**
> **Form 20-F for the year ended December 31, 2013**
> **Filed on September 8, 2014**
> **File No. 001-35105**

Dear Ms. Amy Lau:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2013

Note 4 – Business Combination and Goodwill

Contingent Consideration, pages F-18 – F-19

1. You indicate that Management deems that there is no accounting implication on the call option granted. Please clarify how you came to this conclusion. Your response should discuss the facts considered and the authoritative accounting literature relied upon that support your conclusion. Additionally, please tell us what the registrant has to give to the seller if the seller exercises the call option.

<u>Exhibits</u>

2.   Please amend to include the certifications required by Rule 13a-14(a) or 15d-14(a) and Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 as an Exhibit. Reference is made paragraphs 12 and 13 of Instructions as To Exhibits for Form 20-F.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3295 if you have any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant